January 28, 2022

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2020

Filed April 29, 2021

File No. 001-15006

Dear Sir/Madame,

I refer to the further comments set forth in the letter from the staff of the Commission (the “Staff”) dated December 22, 2021 (the “Letter”) relating to the annual report of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal year ended December 31, 2020 which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2021. Set forth below are the Company’s responses to the comments contained in the Letter (the numbered paragraphs below correspond to the paragraphs of the Letter, which have been retyped below in bold for your ease of reference). Our references to “domestic” herein below are to “domestic from the perspective of China”.

Risk Factors

Risks Related to Government Regulation, page 11

1.	Please revise the disclosure provided in response to prior comment 2 to more clearly address the risk that the Chinese government may exert more control over foreign investment in China-based issuers.

Response:

The Company respectfully advises the Staff that the Company is aware that the Chinese government has recently promulgated some new regulations and rules, introduced some proposed regulations and made some official statements, clarifying its position on certain regulatory matters related to foreign investment in China-based issuers, including clarifying that (1) for those Chinese companies which engage in business activities falling into any sector for which foreign investment is prohibited, if they seek to offer shares and list overseas, they shall obtain requisite approvals and consents from the competent Chinese governmental authorities; (2) any online platform operator holding the personal data of more than one million users seeking to list overseas must undergo a cybersecurity review with the Cybersecurity Review Office; (3) the Chinese government does not prohibit overseas offerings and listings by China-based companies via VIE structures; (4) according to the draft of a proposed regulation (currently pending for comments from the public), (i) the Chinese government intends to regulate and supervise overseas listings of Chinese companies by filing clearance, (ii) any overseas offering and listing that may pose any threat to or harm China’s national security may not be conducted, and (iii) any overseas offering and listing that may cause cybersecurity, data security or national security concerns shall be subject to security review; and (5) the Chinese government’s intention is that only new initial public offerings and refinancing by existing overseas listed companies are required to submit the filings mentioned in (4), while with respect to other existing overseas listed companies, the relevant requirement would be arranged later.

As advised by the Company’s PRC counsel, although the application of the afore-mentioned new rules to various specific scenarios are not yet clear, and as certain draft bills are still pending for comments from the public and therefore how they would apply and whether they would have any impact on the Company will remain unknown until after they are enacted and put into effect. Despite that, based on the Company’s current circumstances, the Company believes that the above-mentioned (1), (2), (3) and (5) have little relevance to the Company due to the following reasons. Firstly, (i) the Company’s offering and listing of H Shares and ADSs took place in 2000, at which time, the Company received all the requisite approvals from the relevant Chinese regulators in relation thereto, and there is no requirement for the Company to obtain any additional approval in order to maintain the listing of its H Shares and ADSs; and (ii) the Company currently does not have any plan for a follow-on offering or new overseas listing. Secondly, the oil and gas exploration and production, refining, chemicals, and marketing business activities conducted by the Company do not fall into the category of sectors for which foreign investment is prohibited or restricted. Thirdly, the Company is not an online platform operator. Fourthly, in terms of the structure of the Company’s overseas listing, the listed entity of the Company is an actual operating entity, which was incorporated in the PRC, and none of VIE structure, offshore company structure or any other indirect structure is used. That said, the applicability of such concepts as “national security”, “data security”, etc., referred to in Item (4) in the preceding paragraph remains unclear and uncertain, and at this moment the Company is unable to assess the applicability or impact of the draft regulation.

The Company will closely monitor the development, enforcement and interpretations of the relevant new regulations and rules, and assess in time the related risks it may be subject to, and will provide appropriate disclosures in its future Form 20-Fs, including but not limited to, the proposed “Risks Related to Liquidity and Value of ADSs” under comment 2 below.

2.

We note your response to comment 2 and the revised disclosure provided as part of your response to comment 3. The revised disclosure does not appear to address the liquidity risks that operating in China poses to investors. Please revise your disclosure in this regard.

Response:

The Company respectfully advises the Staff that in response to this comment, the Company proposes to add the following risk factor disclosure in the “Risk Factors” section of its future Form 20-Fs:

“Risks Related to Liquidity and Value of ADSs”

In addition to the factors that have been included in this “Risk Factor” section and elsewhere of this Form 20-F that have potential impact on the liquidity and value of our ADSs, along with the potential changes in legal environment and regulatory requirements in the countries we operate and where our stock is listed as well as other factors, we foresee the risks in relation to the liquidity and value of our ADSs including but not limited to the following aspects. Firstly, if in the future any restrictions are imposed, or any negative comments or warnings are made, by any government or govermental authorities on the flow of capital into China or China-based companies, or any escalation of geopolitical tensions or any news or rumors thereof, or if investment restrictions are imposed on us or we are threatened with investment restrictions, it may make potential investors shun away from our securities (including our ADSs) and/or certain of our existing investors (including ADSs holders) may divest from us. As a result, the liquidity and value of our securities (including our ADSs) may be materially and adversely affected. Secondly, if in the future, the Chinese government introduces new rules relating to “information security”, “data security” and/or “national security” with respect to overseas offerings and listings by China-based issuers and/or with respect to China-based issuers that are already listed, which results in our company being covered to any extent by any such new rules, we cannot rule out the possibility that it may have an impact on the liquidity and value of our securities (including its ADSs). See also “Item 4 — Information on the Company — Regulatory Matters” and the other risks disclosed in this “Risk Factors” section, such as “Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board”, “Risks Related to Government Regulation”, “Risks Related to Outbound Investments and Trading”, “Risks Related to Macro Economic Conditions” and “Risks Related to Pricing and Exchange Rate.”

3.

We note your response to prior comment 3 and reissue the comment. Revise to disclose the extent to which the Chinese government can intervene or influence your operations at any time which could result in a material change in your operations and/or the value of your ADSs. Also, please include language consistent with your existing disclosure stating that your operations are subject to control by the Chinese government.

Response:

The Company respectfully advises the Staff that the Company is a business entity incorporated and existing under the Company Law of the People’s Republic of China. As with any other business entity, the Company conducts its operations and management independently through its corporate governance organizations in compliance with laws and regulations and by following commercial reasoning and market practices. In recent years, the Chinese government has been promoting the principles of “rule of law” and “administration by law”. Generally, the Chinese government does not directly intervene in or influence the business decisions or operations of the Company unless the Company’s business decisions or operations are subject to prohibitive, mandatory or restrictive regulations, or involve national security, public security, public interest or public administration issues, or subject to adjustment of economic and industrial policies, etc. When and where the Chinese government proposes to make any change to laws and regulations, or any key policy in the sectors in which the Company operates, it will customarily conduct research, hold debates and hearings, solicit comments in advance, and sometimes request the main companies in the sector to conduct research and provide comments. At every stage of the process, the Company will typically be offered opportunities to provide comments and, as a result, the Company would generally be informed of the changes in advance and get prepared for any changes. In addition, the Company often voluntarily consults relevant governmental authorities on regulatory compliance matters so as to prevent and minimize compliance risk. The Company believes that the Chinese government’s regulation and influence on the Company is mainly exerted through the implementation of the mandatory and restrictive requirements of the macroeconomic policies, industrial policies, laws and regulations, instead of issuing executive orders to capriciously intervene in the Company’s operations and business activities. With respect to the industry in which the Company is operating, other than through the aforementioned regulatory reasons which may result in regulatory measures taken by government authorities that may have an adverse impact on the Company, the Company believes that it is very unlikely that the Chinese government would intervene in or influence the Company’s operations at any time to an extent which could result in a material change in the operations and/or the value of the ADSs of the Company.

For details of the key government regulations and controls that the Company is subject to, please refer to “Item 4 — Information on the Company — Regulatory Matters” and other relevant risk factors (including the “Risks Related to Government Regulation”, “Risks Related to Competition”, “Risks Related to Financial Reporting Differences”, “Risks Related to Pricing and Exchange Rate”, “Risks Related to Environmental Protection and Safety Production”, and “Risks Related to Climate Change”) in the existing Form 20-Fs and that will be updated in the future Form 20-Fs of the Company. In addition, please see the proposed revised risk factors disclosure under comment 2 and comment 4.

4.

In your response to comment 3, you propose revised disclosure which states that your operations may be affected by economic and industrial policies in China and some of these measures may have an adverse effect on you. Clarify your proposed disclosure to provide additional detail explaining how the risks associated with operating in China could result in a material change in your operations. Also address the potential impact to the value of your ADSs and your ability to offer or continue to offer securities to investors (which could cause the value of such securities to significantly decline or be worthless).

Response:

The Company respectfully advises the Staff that as far as the risks that could result in a material change in our operations are concerned, as discussed in the prior response, the economic and industrial policies of the PRC government may have impacts on the Company’s operation; however, based on the following reasons, the Company believes that the risk that such impacts could result in a material change in the operations of the Company is relatively small.

•

The Company understands that although the economic policies and industrial policies of the Chinese government will affect and restrict the Company in formulating and implementing its business strategies and/or maximizing its profitability, it will not cause significant changes in the Company’s operations. The Company, like all other China-based companies, is affected by the Chinese government’s tax policies, foreign exchange policies, monetary policies, etc., and is subject to the general commercial laws and regulations; and like all other China-based oil and gas companies, it is subject to the Chinese government’s industrial regulations, such as oil and gas exploration licenses, crude oil special gain levy, oil and gas product pricing mechanism, requirements and standards with respect to safety, environmental protection and emission reduction, etc. These policies and regulations will individually and/or collectively affect the Company’s short-term production plans and operating results, but will not lead to a substantial change in the Company’s operations.

•

The Company has always been one of the largest and most important oil and gas production enterprises in China, and its operation have been relatively stable. It is expected that the Company’s main business operations will not undergo significant changes for a long time in the future. As mentioned in the response to comment 8, it is expected that by 2035 the Company’s oil and gas business will still remain its core business.

As far as the risks relating to the potential impact to the Company’s ability to offer or continue to offer securities to investors (which could cause the value of such securities to significantly decline or be worthless) are concerned, the Company believes that although from past experience, the Company has not experienced such events, it does not rule out the possibility of such risks in the future due to changes in laws, regulations and policies, etc. The Company would like to draw the Staff’s attention to the following:

•

Based on its experience, since the Company was established and became publicly listed, there has never occurred any event associated with operating in China that has materially and adversely impaired its ability to offer or continue to offer securities to investors which in turn has caused the value of its securities (including its ADSs) to significantly decline or be worthless. In recent years, the Company has not issued any new or additional shares. However, starting from 2003, the Company has publicly issued for 19 consecutive years RMB-denominated bonds in China’s domestic market. In connection with these bonds offerings, the Company has always been rated as “AAA”, the highest credit rating in China, representing a very strong creditworthiness. In addition, the Company has been assigned an “A+” rating with “a stable outlook” by Fitch Ratings for many years in a row. These facts demonstrate that historically neither the liquidity of the RMB-denominated bonds nor the financial viability of the Company has ever been impaired, and, in fact, there has been a downward trend in the Company’s financing costs in recent years.

•

The Company cannot rule out the possibility that the trading prices of its ADSs may suffer a drastic decline as a result of changes in policies or laws in the future. For example, if in the future, the Chinese government introduces new rules relating to “information security”, “data security” and/or “national security” with respect to overseas offerings and listings by China-based issuers and/or with respect to China-based issuers that are already listed, resulting in the Company’s ADSs being covered to any extent by such new rules, it may have an impact on the liquidity and value of the Company’s ADSs. Please see the Company’s proposed disclosure titled “Risk Factors – Risks Related to Liquidity and Value of ADSs” under comment 2. The Company will continue to closely monitor the development of the relevant laws, regulations and rules, and provide appropriate disclosures in due course if needed.

•

In the future, if any foreign government’s policies and regulations, regulatory measures or escalation of geopolitical issues cause such government to prohibit, restrict or discourage investors from investing in general or specific Chinese issuers, such events may result in divestment of investment by foreign investors and may cause significant impact on the liquidity and value of the securities of those impacted companies. If the Company’s securities (including ADSs) encounter such kind of problems in the future, it will have a significant impact on the liquidity and value of the Company’s ADSs. See the proposed disclosure “Risks Related to Liquidity and Value of Our ADSs” under comment 2.

•

In addition, for a disclosure of the risks posed by the implementation of both the Holding Foreign Companies Accountable Act and the relevant rule of the PRC Securities Law, please refer to the “Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board”.

•

Notwithstanding the above, as one of the largest oil and gas suppliers in China, the Company believes that even if the value of the Company’s ADSs were to decline, it would be unlikely to be worthless. In addition, the Company’s H Shares represented by the ADSs are traded on the Hong Kong Stock Exchange, which can provide certain liquidity for the Company’s ADSs as the ADSs can be converted into H shares.

Considering all the responses to the above comments of the Staff, the Company proposes to revise the risk factor “Risks Related to Government Regulation” for its future Form 20-Fs as follows:

“Risks Related to Government Regulation

Our operations in China currently contribute the large majority of our revenue. Accordingly, our business strategies, production plans and strategy execution may be affected and restricted by the relevant economic and industrial policies adopted by the Chinese government, and therefore the financial condition, operation results, liquidity, and the value of the ADSs may suffer an adverse effect.

Although we have business operations in other countries and regions, our operations in China currently contribute the large majority of our revenue. Accordingly, our financial condition and results of operations are affected to a significant extent by the economic and industrial policies in China. The PRC government regulates industry development by implementing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, imposing market-entry conditions, setting financial and tax policy, foreign exchange policy and monetary policy, and regulating financial services and institutions. The application of any policy to us may affect and constrain our business decisions, production plans and strategy executions, which in turn may have an impact on the company’s financial condition and operating results. For example, the current strict foreign exchange policy of the Chinese government will to a certain extent restrict our strategy of expanding business overseas and or pursuing financing from overseas. Some of the government’s measures may benefit the overall Chinese economy, but may also have an adverse effect on individual companies, such as on us. For example, in order to implement its undertakings under the Paris Agreement, the Chinese government strives to hit carbon peak by 2030 and achieve carbon neutrality by 2060. To that end, China has introduced and is expected to introduce a series of economic policies and supporting laws and regulations. This would undoubtedly be of critical significance to the sustainable development of both China and the whole world. But at the same time, it would also pose severe challenges to the traditional oil extraction and refining operations, and drive us to adjust our operational strategies and initiate steps to expand into new energy business while continuing to develop our traditional business with high quality. If our efforts to address climate change fail to produce satisfactory results, the overall operations, liquidity, profitability and the value of the ADSs of our company may suffer an adverse effect.

The sector in which we operate is subject to extensive regulation and regulatory control by the Chinese government. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability.

Our operations, like those of other PRC oil and gas companies, are subject to extensive regulation and regulatory control by the PRC government. The regulation and regulatory control relate many material aspects of our operations. For example, we cannot commence exploration and/or production on new oil and gas fields until we receive the required exploration and production licenses from relevant governmental authorities; we cannot freely set prices for our refined oil products or natural gas, instead we have to price those products in compliance with the PRC government’s pricing mechanism; the excessive revenue received by us from the sale of domestically produced crude oil above the threshold price, currently being US$65 per barrel, is subject to a crude oil special gain levy; and we are subject to a series of environmental, emissions and safety standards which have become increasingly stringent over recent years both domestically and abroad with respect to the oil and gas industries. As a result, we may face significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability.

Currently, the PRC government must approve the construction of significant refining and petrochemical facilities as well as the construction of significant crude oil, natural gas and refined oil product pipelines and storage facilities. We presently have several significant projects pending approval from the relevant government authorities and will need approvals from the relevant government authorities in connection with several other significant projects. We do not have control over the timing and outcome of the final project approvals. This may affect our implementation of our operational plans and may impact our profitability.

PRC laws, regulations and legal requirements dealing with economic matters continue to evolve, and the PRC laws and regulations are different in certain material aspects such as legislation, judicial system, and enforcement from those in the United States and other common law jurisdictions. As a result, the exercise of rights by ADS holders may be adversely affected.

[no revision is made to the paragraphs under this caption and therefore the remaining paragraphs are not posted here]

See also “Item 4 — Information on the Company — Regulatory Matters” and the other relevant risks, including without limitation, “Risk Risks Related to Marco Economic Conditions”, “Risks Related to Competition”, “Risks Related to Financial Reporting Differences”, “Risks Related to Pricing and Exchange Rate”, “Risks Related to Environmental Protection and Safety Production”, and “Risks Related to Climate Change”, “Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board”, and “Risks Related to Liquidity and Value of ADSs”.

Risks Related to Controlling Shareholder, page 13

5.

We note your response to prior comment 4 and partially reissue the comment. Please revise to provide more prominent disclosure in your filing that China National Petroleum Corporation, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China, is your controlling shareholder.

Response:

The Company respectfully advises the Staff that as undertaken in the prior response, going forward, in addition to showing in the Company’s corporate structure in the Company’s Form 20-F that the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China controls the Company’s controlling shareholder, China National Petroleum Corporation, the Company will also make prominent disclosure about that fact in the risk factor disclosure under the heading “Risks Related to Controlling Shareholder” by revising the disclosure under that heading as follows:

“Risks Related to Controlling Shareholder

As of December 31, 2021, CNPC, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China, beneficially owned 80.41% of our share capital. This ownership percentage enables CNPC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, CNPC is in a position to: ”

[no revision is made to the other paragraphs in this risk factor]

Risks Related to Climate Change, page 15

6.

We note from your proposed revised disclosure in response to comment 6 that noncompliance with any carbon emission requirement may subject you to government investigation or penalties as well as civil legal proceedings. Please also address material litigation risks related to climate change other than in relation to noncompliance with carbon emission requirements. In addition, disclose the potential impact of climate related litigation, if material and estimable.

Response:

The Company respectfully advises the Staff that the Company proposes to revise the paragraph beginning with “in terms of compliance” under the risk factor titled “Risks Related to Climate Change” as follows and to add a paragraph beginning with “In terms of legal proceedings” to that risk factor to discuss risks related to legal proceedings to read as follows:

“• In terms of compliance, the Chinese government is expected to introduce more stringent policies and standards relating to climate change (mainly relating to energy conservation and carbon emission reduction), which could increase our company’s compliance cost. Any noncompliance may subject our company to government investigation or penalties.

• In terms of legal proceedings, as advised by our PRC counsel, at present, under existing PRC laws, the legal basis for initiating any environment-related litigation mainly relates to the laws governing natural resources, environmental or ecological protection. Whether such legal basis is directly applicable to climate change-related litigation remains subject to clarification by further legislation or judicial interpretation. There have only been a few cases in China that are directly or indirectly related to climate change and they are not typical. As a result, the potential impact of climate change-related litigation in China on us is not estimable at this stage. Despite that, we have noticed that the Chinese government is working on building a comprehensive legal regime with respect to climate change, and hence we cannot rule out the risk of potential legal proceedings involving oil and gas companies or petrochemical companies in the future.”

Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board, page 17

7.

You provide disclosure stating that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or investigate your auditor completely, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. In addition, expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non- inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

The Company respectfully advises the Staff that the Company’s current external auditor PricewaterhouseCoopers Zhong Tian LLP and the previous external auditor KPMG Huazhen LLP are included in the list of accounting firms headquartered in mainland China that PCAOB is unable to inspect completely, which is attached to PCAOB’s HFCAA Determination Report dated December 16, 2021. In its future Form 20-Fs, the Company will expand its disclosure under the risk factor titled “Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board” to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, that the Commission has adopted rules to implement the HFCAA and that the PCAOB has made the said determination as mentioned by the Staff in this comment. The Company proposes to revise the disclosure under this risk factor as follows:

“Risks Related to Audit Reports Prepared by an Auditor Who Is Not Inspected by the Public Company Accounting Oversight Board

As a company with shares registered with the SEC, and traded publicly in the United States, our independent registered public accounting firm is required under the laws of the United States to be registered with the Public Company Accounting Oversight Board, or the PCAOB, and undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Under PRC laws, however, the PCAOB is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China without the approval of the Chinese authorities. The CSRC also stated that cross-border audit supervision should be realized through regulatory cooperation between China and the United States. Our independent registered public accounting firm’s audit of our operations in China is not subject to PCAOB inspections for the time being. In recent years, the SEC and the PCAOB have issued a number of joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In December 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law. Among others, the HFCA Act requires (i) the SEC to prohibit securities of an identified foreign company listed in the U.S. from being traded on any national securities exchange or over-the-counter market in the U.S., if for three consecutive years, the company’s auditor that has a branch or office located in a foreign jurisdiction, and the PCAOB is unable to inspect or investigate the auditor completely because of a position taken by an authority in the foreign jurisdiction; (ii) such identified company to satisfy certain additional disclosure requirements. In December 2021, the SEC issued the rules to implement the requirements of the HFCA Act. According to the rules, starting from the first half of 2022, the SEC will identify, determine and publish a list of the issuers identified by the SEC as subject to the HFCA Act (a “covered issuer”); starting from 2024, SEC will impose a trading prohibition on issuers that remain covered issuers for three consecutive years. On December 16, 2021, the PCAOB issued its HFCA Act Determination Report notifying the SEC of its determination that it is unable to inspect or investigate completely certain accounting firms, including our current external auditor PricewaterhouseCoopers Zhong Tian LLP and our previous external auditor KPMG Huazhen LLP. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would shorten the number of “non-inspection years” from three years to two years, and as a result, the deadline by which our securities may be prohibited from being traded on or be delisted from the U.S. securities exchanges will fall one year earlier if we are determined by the SEC as a covered issuer. Implementation of the HFCA Act or other efforts to increase U.S. regulatory access to audit information could result in a suspension of trading or even mandatory delisting of our ADSs from the NYSE. This would subject our investors and us to uncertainty and may pose a significant adverse effect on the liquidity and market price of our ADSs.

Item 5. Operating and Financial Review and Prospects, page 50

8.

The proposed revised disclosure that you provided in response to comment 12 states that the Chinese government plans to increase the share of non-fossil fuels in primary energy consumption. We partially reissue comment 12. Please revise to describe in greater detail how the expected decrease in the share of fossil fuels in primary energy consumption will affect demand for your products. As part of your expanded disclosure, specifically address how changes in demand will impact your oil extraction and refining businesses. Additionally, describe how you expect to benefit from your initiatives to pursue new energy sources.

Response:

The Company respectfully advises the Staff that in order to address climate change concerns, the Chinese government has set a series of goals, including to increase the share of non-fossil fuels in primary energy consumption to about 20% by 2025, about 25% by 2030, and more than 80% by 2060. This is expected to gradually reduce the demand for fossil fuel products within the pre-determined timeframe. According to certain forecasts, the oil consumption and natural gas consumption in China may peak in around 2030 and 2040, respectively. It is expected that oil and natural gas will maintain their position as the primary or key energy sources in China for a relatively long period of time.

The Company’s main products are crude oil, natural gas, refined oil products and chemical products. With respect to the market demand of crude oil and natural gas in China, the domestic production of crude oil and natural gas has for a long time been far from being sufficient to meet domestic demand, and a large portion of domestic demand has been satisfied by imports. In recent years, China’s dependence on imports of crude oil and natural gas has remained at about 70% and 40% respectively. As a result, as one of the largest oil and gas suppliers in China, the Company’s current production of domestic crude oil and natural gas is far from being sufficient to fully meet domestic demand. Even if the share of non-fossil fuels in the primary energy consumption mix were to increase and the increase in the share of fossil fuels in the primary energy consumption mix were to slow down or tend towards a decrease, the Company would still expect to continuously enhance its upstream exploration operations to endeavor to increase its supply to the domestic market for a significant period of time. The Company expects that by 2035 its upstream business will still remain a core business of the Company and the overall production of energy by the Company will be steady and rising.

In terms of the demand for refined oil products and chemical products, as affected by domestic refining overcapacity resulting from competition, the domestic demand for refined oil products has reached its peak plateau. In contrast, along with the upgrading of the consumption pattern of the Chinese people, the domestic demand for chemical products has continued to grow. Against such market conditions, the Company’s refining facilities have been operating at a load ranging from 80% to 85% for the past three years while the Company’s chemical facilities have been operating at full load. The Company will further optimize its business strategies and product lines, including to adjust its refined oil production downward and expand its production of high value-added chemical products and organic materials, so as to further improve the efficiency of its refineries. Over the past three years, the percentage of crude oil processed by the Company for producing refined oil products (including gasoline, kerosene and diesel) has decreased from approximately 71% in 2019 to approximately 65% in 2021, and on the contrary, the percentage of crude oil processed by the Company for producing chemical materials and products has correspondingly grown.

In terms of the Company’s new energy business, as mentioned in the prior response, the Company will continue to enhance its oil and gas exploration and development while seeking to explore and use new energy sources, aiming to achieve an integrated development of fossil fuel energy and clean energy. The Company’s proposed initiatives to pursue this strategy includes: (i) putting more efforts into the development and use of new energy such as geothermal energy, solar energy, wind energy, hydrogen energy and other new energy; (ii) promoting the substitution of clean energy for energy used in our operations; (iii) promoting the development of gas-to-power business; (iv) increasing our investments in R&D of new energy; (v) enhancing carbon capture, utilization and storage (CCUS) measures; and (vi) improving the commodity rate of crude oil and natural gas and improving the overall yield of refined oil products. The Company expects to benefit from its initiatives to pursue new energy sources by implementing the following strategies: (i) effectively increasing the production scale of its energy products and diversifying its product lines by developing new energy business; (ii) using its own operation fields and sites for developing its new energy business may achieve lower cost of development than the industry average; and (iii) leveraging its ability to utilize any new energy generated at its own facilities for its own use and thus effectively substitute fossil fuel-generated electrical power and other types of fossil fuel sources, which also saves the need for long-distance transmission. The Company will endeavor to achieve the target that by 2025 the Company’s capacity for development and utilization of new energy reaches about 7% of its total domestic energy production.

The Company will provide appropriate disclosures in its future Form 20-Fs to include or reflect its response to this comment.

9.

We note from your response to comment 14 that China’s carbon emissions allowances trading system is not expected to have a material adverse effect on your business, financial condition, or results of operations. Provide us with additional detail to support this statement. In addition, quantify any purchase or sale of carbon credits or offsets that have occurred in recent periods.

Response:

The Company respectfully advises the Staff as follows:

In 2021, the National Carbon Emissions Trading Market (the “National Carbon Market”) officially started trading. The first batch of companies included into the trading system of the National Carbon Market are all power-generation enterprises, being 2,162 companies in total (including seven petrochemical subsidiaries of the Company with coal-fired power generation business), which together are responsible for about 4.5 billion tons of carbon dioxide emissions per year, contributing to more than 40% of China’s annual total carbon emissions. It is expected that all of the building materials, iron and steel, non-ferrous metals, petrochemical, chemical, paper making, and civil aviation sectors will subsequently be included into the National Carbon Market. Although the exact time when the whole petrochemical sector will be included into the National Carbon Market currently remains uncertain, it is expected that it will happen during the period from 2023 to 2025, and by which time, all of the Company’s petrochemical subsidiaries would be included.

China has not yet adopted the nationwide total carbon emission allowances/quotas (“CEA”) control. Instead, it currently controls carbon emissions by having each provincial government to grant CEA among power generation plants within that province. The first year/period for the fulfilment of CEA compliance obligations through the National Carbon Market (“CEA Compliance”) (the period, the “CEA Compliance Period”), i.e., 2021, retrospectively covers the emissions in the two years of 2019 and 2020, and the second CEA Compliance Period, i.e., 2022, retrospectively covers the emissions in 2021. In 2021, the average trading price on the National Carbon Market was no more than RMB50/ton. The Company set up a CEA trading department to purchase carbon quotas on a centralized basis by using professional judgement about market conditions, building extensive cooperation, etc. Thus, the Company has effectively controlled its carbon quota purchase cost. By December 2021, the Company’s seven petrochemical subsidiaries with coal-fired power generation operations which have been included in the National Carbon Market have purchased via the National Carbon Market the carbon quotas necessary for them to cover the CEA shortfall and fulfil their obligations to surrender back their CEA in full and achieve the CEA Compliance for the two years from 2019 to 2020. The carbon quotas so purchased cost a total of RMB144 million, accounting for 0.0078% of the Company’s operating costs in 2020. The Company expects that the CEA allocation system for power producers will not change substantially in the near future. And so the Company estimates that the amount of the funds to be used for purchasing carbon quotas by/for the said seven subsidiaries in 2022 to enable them to fulfil their obligations for the year 2021 will not exceed RMB80 million in total. In light of the current situation, the Company understands that China’s existing CEA regime will have some effect on its business, but it will not lead to material constraints on the Company’s ability to conduct normal production and operation or to obtain with reasonable cost the necessary CEA required to carry out its normal business operations. As such, at present, China’s existing CEA regime would not have a material adverse effect on the business, financial condition, or results of operations of the Company.

Up to date, the Chinese government has not yet officially promulgated the scheme for CEA allocation among petrochemical enterprises and it is possible for the Chinese government to make overall adjustments to its CEA policy, for example, by implementing a voluntary emissions trading system known as “China Certified Emission Reductions” (CCER). As a result, at this stage, the Company is unable to make an accurate estimate for the CEA that may be granted to its petrochemical subsidiaries or the shortfall (if any) therein after its petrochemical subsidiaries are included in the National Carbon Market in the future. The Company will continuously endeavor to reduce the energy consumption by its petrochemical subsidiaries so as to fundamentally mitigate the risks of CEA shortfalls. At the same time, the Company has also been working hard to deploy other plans to address CEA concerns. Going forward, the Company will provide updated disclosure on any impact of relevant policy changes in its future Forms 20-Fs when and where any CEA related policies which may have a material effect on the Company are launched or amended, or the CEA regime applicable to the petrochemical sector is launched.

10.

We note your response to comment 15 that you suffered weather-related losses related to certain disasters which were compensated by insurance. We partially reissue our prior comment. Provide us with information quantifying the losses incurred, including amounts compensated by insurance. In addition, quantify the impact that weather-related events have had on the cost and availability of insurance.

Response:

The Company respectfully advises the Staff that as mentioned in the prior response, for its key assets susceptible to operational risks, the Company has bought insurance policies such as enterprise property insurance and catastrophe risk transfer insurance, which all cover weather-related risks such as typhoons, rainstorms, floods and landslides. The aggregate amount of the premiums for the commercial insurance policies maintained by the Company in 2021 which cover various natural disasters was approximately RMB668 million. Because those insurance policies did not provide a breakdown to show the unit price for the coverage against each specific type of risks, the Company is unable to make an accurate estimate for the cost of the premium for the insurance coverage against physical effects of climate change. In 2021, the aggregate amount of the losses reported to the insurance companies by the Company in relation to its loss in oil stations, natural gas stations and storage facilities as a result of weather-related events such as rainstorms, windstorms and typhoons was approximately RMB180 million, of which approximately RMB150 million was covered by insurance. The total net loss of approximately RMB110 million was compensated by insurance. None of the insurance policies taken out by the Company grants the insurance company with the right to terminate the insurance policy or increase the premium within the policy period if the insurance company has compensated the Company against any loss suffered from any natural disaster.

The Company has maintained long-term cooperation with many leading insurance companies in China. Most of the insurance policies of the Company are purchased on a centralized basis to be negotiated by the head office of the Company with the head offices of the insurance companies covering the assets and liabilities of the same nature of the whole company located in different regions. This would allow the Company to have a stronger bargaining power. The term of the property insurance policies currently maintained by the Company is generally one year. If a policy is to be renewed, the Company has the right to renegotiate with the insurance company on the premium and other commercial clauses. In addition to those insurance companies which cooperate with us, there are many other insurance companies available which offer enterprise property insurance. Currently, to our knowledge, weather-related disasters have had little impact on the prices of insurance. Accordingly, weather-related events have not had any obvious impact on the cost or availability of insurance for the Company.

11.

We note your response to comment 15 and the revised disclosure provided in response to comment 5 which states the physical impact of climate change may result in tentative disruption to the supply chain which can indirectly affect your operations. Please revise this disclosure to more clearly address the indirect weather-related impacts from climate change on your customers and suppliers.

Response:

The Company respectfully advises the Staff that the Company proposes to revise the disclosure on the physical effects of climate change under the risk factor titled “Risks Related to Climate Change” to read as follows:

“Natural disasters such as typhoons, rainstorms, floods, and landslides caused by climate change may directly damage our assets and business operations, and the resulting tentative disruption to the supply chain will indirectly affect our operations. As we operate an integrated upstream and downstream business, the impact of any tentative supply chain disruption is mainly reflected in various supply connections within our company, followed by external customers and suppliers. The aforementioned natural disasters may cause, among others, flooding of oil and gas wells, restrictions on our facilities’ operations, pipelines exposure, road disruptions and shipping suspensions, any of which can result in reduction in production by our oil and gas fields, reduction in workload of our refineries and/or reduction in sales volumes of our sales enterprises, and also adversely affect our external suppliers and customers. In extreme scenarios, it may cause tentative disruption of delivery and supply at various parts of the supply chains and adversely affect our company and our external suppliers and customers.

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Please do not hesitate to contact me or Mr. WEI Fang (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390) if you have additional questions or require additional information.

Very truly yours,

/s/ CHAI Shouping
Name:	CHAI Shouping
Title:	Chief Financial Officer and Secretary to Board of Directors

Cc: By email

WEI Fang

Authorized Representative

PetroChina Co., Ltd.

Kyungwon (Won) Lee

Partner

Shearman & Sterling LLP